Exhibit 99.1

   Moody's has Lowered TeliaSonera AB Credit Ratings to A3/P-2 From
A2/P-1 with Stable Outlook

    LONDON--(BUSINESS WIRE)--Oct. 30, 2007--Regulatory News:

    On October 30, 2007, Moody's Investors Service lowered to A3/Prime-2 from A2/Prime-1 the senior unsecured debt ratings of TeliaSonera AB (Nasdaq:TLSN) (STO:TLSN) (LSE:TEE) (HEX:TLS1V). The outlook is stable.

    Moody's Investors Service lowered to A3/Prime-2 from A2/Prime-1 the senior unsecured debt ratings of TeliaSonera AB (TeliaSonera, or the Group). This rating action followed publication of TeliaSonera's third quarter results for 2007, and reflected the outlook for ongoing negative pressure on group profitability and free cash flow, as well as the expectation that the Group will in future operate with a higher financial risk profile than is consistent with an A2 rating as a result of its revised capital structure objectives and dividend policy. The A3 senior unsecured debt rating of TeliaSonera's subsidiary, TeliaSonera Finland Oyj (TeliaSonera FO), remains unchanged reflecting Moody's view that its stand-alone creditworthiness is not sufficiently impacted by the negative pressures affecting the wider Group and is now effectively aligned with that of its parent. The outlook on the ratings of both TeliaSonera and TeliaSonera FO is now stable. Both TeliaSonera and TeliaSonera FO are considered Government Related Issuers (GRIs) under Moody's methodology, whose ratings reflect the combination of four inputs: the Baseline Credit Assessment (BCA), the local currency ratings of their shareholder governments, Sweden and Finland, and Moody's opinions of dependence and support. Moody's said that both its evaluation of 'low' dependence and 'low' support for both issuers, and the local currency ratings of their shareholder governments, remain unchanged. The downgrade of TeliaSonera AB's ratings to A3/Prime-2 therefore reflects the lowering of its Baseline Credit Assessment (BCA) to 7 from 6, which takes account of ongoing negative pressure on Group profitability as well as its steadily increasing financial leverage. In the first nine months of 2007 the Group's ebitda margin declined to 33.3% from 36.1% in the equivalent period for 2006 reflecting principally the lower margin in both Mobility Services (from 33.4% to 31.5%) and Broadband Services (from 34% to 31.2%). While acknowledging the improved performance in certain areas, including Sweden and Finland mobile, the BCA of 7 factors in that the short and medium-term outlook is for Group operating profitability overall to continue to be constrained by competitive and regulatory pressures, its investments in IPTV and the cost of its ongoing efficiency programmes. Moody's said that the downgrade of TeliaSonera's BCA from 6 to 7 also takes account of the Group's newly articulated capital structure and dividend policy under which it will target a solid investment grade credit rating (A3 to Baa1), and that the Board intends to propose that excess capital be returned to shareholders. The BCA of 7 therefore factors in that the steady rise in the Group's leverage seen in recent periods following the SEK 40 billion returned to shareholders through extraordinary dividends, is set to be a permanent feature of the Group's capital structure going forward. Moody's notes that the combination of higher borrowing and reduced cash generation in 2007 will result in a weakening of the Group's formerly very strong debt protection metrics, with retained cash flow (RCF)/Debt expected to decline from 62% in 2006 to under 40% in 2007, and free cash flow (FCF)/debt from 30% in 2006 to under 10% in 2007. At the same time the BCA of 7 also assumes that absent significant investments in future growth the Group's financial policy will have the effect of maintaining leverage at levels consistent with the upper end of its targeted rating range, especially given the risk in Moody's view of reduced free cash flow in 2007 and 2008 from pressured profitability and increased capital expenditure. In that connection Moody's assumes that leverage will be managed such as to maintain RCF/Debt at around 30%, and to enable FCF/Debt to recover towards 10% from 2008 onwards. Moody's notes that on current expectations the extraordinary dividend for 2007 will be approximately SEK 10 billion, reduced from the SEK 20 billion distributed in respect of 2006. Moody's said that TeliaSonera FO's BCA of 7 remains unchanged, and continues to reflect: (1) its standalone creditworthiness, underpinned by leading positions in mobile, fixed voice and broadband in Finland, and limited borrowings; and (2) the support factored in from its parent TeliaSonera AB, rated A3, and based upon TeliaSonera FO's integrated position within the Group. Moody's considers the level of parental support to be unaffected by the newly articulated financial policy and pressured profitability of the Group overall. On the basis of its BCA of 7, now aligned at the level of TeliaSonera itself, and unchanged assumptions of support and dependence, TeliaSonera FO's A3 rating remains unchanged, Moody's added. Finally Moody's said that the stable outlook on the A3 ratings of both TeliaSonera and TeliaSonera FO reflect its view that their respective BCAs are adequately positioned at 7, and that under the GRI methodology and given its current views of 'low' support and 'low' dependence, both A3 ratings would remain unchanged in the event of a potential weakening of their respective BCAs from 7 to 8. Moody's cautioned however that negative pressure could develop on TeliaSonera AB's BCA if further erosion of the Group's financial flexibility were to be reflected in weaker debt protection ratios than currently expected (including RCF/Debt declining to less than 30%, and FCF/Debt failing to recover towards 10%), whether as a result of operational underperformance, a large debt-financed acquisition, or higher shareholder distributions than so far signaled. TeliaSonera AB, headquartered in Stockholm, Sweden, is the leading telecommunications company in the Nordic and Baltic regions generating net sales of SEK 91 billion in the year to December 2006. Headquartered in Helsinki, Finland, TeliaSonera Finland Oyj is one of the leading telecommunications companies in Finland, and generated net sales of Euro 2.7 billion in the year to December 2006.

London
David G. Staples
Managing Director Corporate Finance Group
Moody's Investors Service Ltd.
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

London
Niel Bisset Senior Vice President Corporate Finance Group
Moody's Investors Service Ltd.
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera AB
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